November 9, 2006

VIA U.S. MAIL

Mr. Timothy D. Crawford
Officer – Managing Counsel
Nationwide Life Insurance Company
One Nationwide Plaza, 1-09-V3
Columbus, Ohio 43215-2220

> Re: Nationwide VLI Separate Account 4
>   Registration Statement on Form N-6, File No. 333-137202

Dear Mr. Crawford:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on September 8, 2006. Based on our review, we have the following comments; page numbers refer to courtesy copy provided to the staff, and Item numbers refer to Form N-6.

1. ***Cover Page Disclosure***
a. *Generally:* Please remove the first line of text below Nationwide's address. This statement suggests that a contractowner's rights may be limited by the language contained in the Policy and may mislead contractowners as to their rights under the securities laws.

b. *Contract Name*: Please state the contract name prominently on the cover page.

c. *Bonus Credit Disclosure*: Please state prominently that expenses for a contract with the Enhancement Benefit may be higher than expenses for a contract without it and that the amount of the enhancement may be more than offset by the related increase in fees and charges.

2. ***Benefit and Risk Summaries (pp. 1 - 3)***
a. *Choice of Charge Structure (p.1)*: The disclosure states that the policy owner chooses among four policy components, each with its own charge structure. A brief description of each component should be provided in the summary, and the charge associated with each separate component must be included in the fee table.

b. *Taxes*: If true, please disclose that the Death Benefit may be subject to estate tax.

c. *Examination Right*: Please clarify the term "refund."

d. *Item 2(b)*: Please summarize the risks associated with and limitations on access to cash value through withdrawals.

e. *Adverse Tax Consequences*: Please include disclosure about taxability of withdrawals and, if applicable, the consequences of modified endowment contract status.

f. *Policy Components*: Please summarize any special risks associated with the policy component structure. For example, if correct, explain that changes in the specified amount may have a greater impact on charges or increase the risk of lapse due to the allocation of policy components.

3. **Transaction Fee Table (*p. 3*)** Per Instruction 1(f) to Item 3, please move the information about charges for later policy years to a footnote. Also, please include premium taxes in the table per Item 6(a), Instruction 1. If the reference to "per share charge … for any taxes" in the third bullet point on page 8 refers to a different tax charge, that also should be included in the fee table. Finally, both here and in the Periodic Charges table, please present all current charges as a single figure at their maximum level rather than as a range.

4. **Periodic Charge Table (*pp. 4 - 5*)**
a. *Generally*: Please use the same footnote number reference for multiple charges rather than repeating identical disclosure in several footnotes. Also please limit the charges to two decimal places per Item 3, General Instruction 1(a).

b. *Deferred Premium Load*: Please provide the characteristics of the representative insured per Item 3, General Instruction 3(b)(i).

c. *Cost of Insurance (COI) Charge:* For both the Base Policy COI and the Supplemental Insurance Rider COI charges, please identify the representative insured's policy component allocation.

d. *Sub-Account Asset Charge:* Please present the charge at the maximum annualized rate indicated in the footnote rather than the monthly rate currently presented. In addition, the name of the charge should indicate the service for which the charge is deducted. Please amend the name accordingly or explain to the Staff why this is not appropriate.

d. *Loan Interest Charge Footnote 5:* Please delete the footnote; this information can be addressed adequately in the prospectus narrative.

5. **Mutual Fund Expense Table (*p. 5*)** Please confirm to the staff that reimbursement/waiver arrangements are not reflected in the range of expenses in the table. See Form N-6, Item 3. Page 9 refers to underlying funds with short-term trading fees; please consider identifying the range of the redemption fees currently assessed in a footnote to the fund fee table.

6. **"Excess" Assets (*p. 6, 27, 28*)** Please explain to the Staff the statement that "any amounts in excess of the separate account liabilities are deposited into our general account." Specifically, please disclose the nature or source of the funds that may be transferred to the general account and revise the disclosure to indicate that the Separate Account will be fully funded at all times for the purposes of the Federal securities laws.

7. **Variable Investment Options (*p. 6*)** Please revise the statement, "each Sub-Account operates as a separate investment fund" to clarify that a contract owner does not own shares of the mutual funds that correspond to the sub-account options.

8. **Valuation of Accumulation Units (*p. 7*)** Please delete the reference to the Company to clarify that accumulation unit value is determined each day that the NYSE is open or affirmatively state that, barring the emergency situations described below, units will be priced on each day the NYSE is open other than the listed holidays. See Rule 22c-1(b)(iii).

9. ***Sub-Account Transfers (pp. 8 – 9)*** Please indicate whether a contractowner will be informed that a transfer request has not been processed or that a fee will be charged. Also, please include risk disclosure that your policies may not be effective in deterring market timers, and if some contractowners are effective at market timing, others will bear the ill effects as disclosed.

10. ***Submitting a Transfer Request (p. 9)*** Please clarify that transfer requests are based on the AUV next determined.

11. ***The Policy: Generally (p. 9)*** Please revise the last sentence on page 9 to clarify that it does not limit the contractowner's legal claim to benefits under the policy, but only third party claims to contractowners' benefits.

12. ***Beneficiaries (p. 10)*** Please revise the last paragraph under this sub-heading to clarify whether a change is effective on the date signed or the date the change is recorded; currently, it says both. Please reconcile the related statement under "Assigning the Policy" on page 14 as well.

13. ***Purchasing a Policy (pp. 10 – 11)*** Please clarify whether Registrant's right to modify the minimum Specified Amount and underwriting standards applies only to future contracts. If not, disclose the impact of failing to meet any new minimum amount requirement or underwriting standards and describe how notice of such a change would be provided to contractholders.

14. ***Insurance Coverage Effective Date (p. 11)*** For rejected applications, clarify when the two-day period to return premiums begins to run.

15. ***Cash Value (pp. 11 – 12)***
a. *Inconsistent Statements:* Please revise the first two sentences so they do not appear inconsistent.

b. *Loan Balance*: Please clarify how the balance of a loan is reflected in cash value. Together, the second paragraph on page 11 and the fifth paragraph on page 12 are confusing.

c. *Monthly Deductions:* Please correct the names of the charges in the numbered list on page 12. Also, please reconcile the calculation of monthly deductions with the fee table which states that the Deferred Premium Load is deducted annually.

16. ***Enhancement Benefit (p. 12)*** Please provide a plain English description of what this benefit is, the circumstances under which it will be applied, what factors cause it to increase or decrease, and whether it increases the cost of the policy.

17. *.**Decreases (p. 13)*** If decreases in Specified Amount may affect charges, please state this and explain how the amount of the decrease is determined. See General Instruction to Item 8(a).

18. ***Minimum Required Death Benefit (p. 13)*** In your description of the two IRS tests for life insurance, please provide a plain English summary of the general circumstances under which each test may be advantageous to a contractowner and the practical effect of the contractowner's choice.

19. ***Exchanging the Policy (p. 13)*** Please explain to the Staff the circumstances contemplated in the second paragraph under this heading. The current disclosure could be read to mean that both Registrant's approval and a 24-month waiting period are required to exchange the policy for a variable annuity offered by another insurer. Please revise to avoid such a misunderstanding.

20. ***Terminating the Policy (p. 13)*** For requests to terminate, please indicate whether coverage terminates based on the date the request is postmarked or the date it is received.

21. ***Policy Components – Generally (p. 14)*** Separate from the Policy Charge section, please provide additional disclosure in plain English describing the policy component structure in greater detail. The disclosure should provide a reader with enough information to determine how his or her actions under the contract impact Cash Value, living benefits and the death benefit under each Policy Component. Also, please include a plain English explanation of the impact of: (1) allocation between components, (2) allocation between Base and Supplemental Specified Amounts, and (3) any limitations on component allocations.

22. ***Policy Charges (pp. 14 – 16)***
a. *Policy Components:* Please add disclosure explaining the separate charge structure for each policy component and stating the applicable fee rate for each charge under that component. Include a representation that charges for each component will never exceed the maximum figures presented in the fee table.

b. *Base Policy COI:* Please disclose how the COI is calculated based on the COI rate, amount at risk, and any other applicable factors. Also, please disclose that healthy individuals will pay higher Cost of Insurance Charges for non-medical underwriting because they bear part of the medical risk of the unhealthy insureds. <u>See</u> Instruction 2 to Item 5(a). Finally, delete the second to last sentence in this section or confirm to the Staff that it is true in all circumstances.

c. *Sub-account Asset Charges:* Please explain to the Staff what "acquisition costs" and "also provides revenue for risk charges" mean in this context and why it is appropriate for this charge to vary with policy component allocations. Also, please identify specifically when the charge is deducted and explain to the Staff the basis upon which Registrant may deduct the charge "in advance of the first business day of each policy month." Finally, please move the statement of the annual charge from the footnote to the narrative description.

d. *Loan Charge:* Please provide a cross reference to the Loan Charge discussed on page 18.

23. ***Supplemental Insurance Rider (pp. 17 – 18)*** In the first paragraph, the third sentence and (2) appear contradictory. Please reconcile or add appropriate clarifying disclosure. Also, please revise the description of the rider's death benefit calculation on the bottom of page 17 (¶2) per Rule 421. Finally, please explain the impact of terminating the rider in more detail. Specifically, if termination of the rider increases Death Benefit coverage: (1) what procedures apply to the increase? (2) How is the new Death Benefit calculated? (3) How are other charges impacted?

24. ***Partial Surrender (p. 20)*** Please clarify how a reduction in Specified Amount is allocated between Base Face Amount and Supplemental Riders and its affect on policy component allocations and charges. The description of preferred partial surrenders is also hard to understand; please revise.

25. ***Maximum Death Benefit (pp. 21 – 22)*** It appears that Registrant has reserved the right to limit the maximum death benefit to less than the current maximum death benefit through a forced partial surrender. If this is correct, please state this directly. Please describe the impact of such a forced partial surrender on Base and Supplemental face amount and/or any related charges.

26. ***Changes in DB Option (p. 22)*** If selection of the guideline premium/cash value corridor test prohibits owners from switching from one specific Death Benefit option to another, please identify the particular changes that are prohibited.

27. *Suicide & 1035 Exchange (p. 22)* Indicate what happens if the stated condition is not met.

28. *Payment of Proceeds (p. 23)* Please explain to the Staff the basis for delaying payment of variable account proceeds for up to 30 days after the company receives a written request in good order. Also, in this connection, please explain the circumstances under which Nationwide may postpone payment of policy Proceeds because it is "unable to price Accumulation Units."

29. *Addition, Deletion or Substitution (p. 29)* Where appropriate, please disclose who must approve and who must be notified of the changes indicated. Item 6(c)(2) & (3).

30. *Voting Rights (p. 30)* Please disclose that as a result of proportional voting, the vote of a small number of contractowners could determine the outcome of a proposal subject to shareholder vote.

31. *Legal Proceedings (pp. 31 - 32)* Registrant should confirm that the statement of legal proceedings is current and reflects the most recent developments in the litigation disclosed.

32. *Appendix B.* Please add the following terms to the Definitions in Appendix B: "Total Cash Value" (p. 9), "Section 1035" (p. 20), "applicable percentage of Enhanced Cash Value" (p. 21); "maximum increase" (under DB Option 3, pl. 21), "Accumulated Premium Amount" (p. 22), and "Total Accumulated Premium Amount" (p. 21). Also, please explain the role of NCUSIF and their relationship to the securities registered in this prospectus.

33. *SAI (pp. 1, 4)* On the cover page of the SAI, please include the required incorporation by reference language regarding the prospectus and indicate that the policy and fund prospectus are free of charge. Also, with respect to the Cash Value Accumulation Test table on pages 4 and 5, please provide figures applicable to the 40 year old representative insured or explain why this would not be appropriate.

34. *Part C*
a. *Power of Attorney:* Please refile the Power of Attorney as an exhibit when Registrant files a pre-effective amendment. It was filed as an attachment to the correspondence in the initial filing.

b. *Item 28:* With respect to Gartmore Global Asset Management, Inc. and Titan National Auto Call Center, Inc., please explain to the Staff the meaning of "**Member's** Voluntary Liquidation" and "currently inactive," respectively. (Emphasis added.)

35. *Miscellaneous* Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

36. *Representations* We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their responsibilities.

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please submit your response letter as EDGAR correspondence associated with the initial registration statement you filed.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is duly filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate. If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to the Securities & Exchange Commission's new Station Place address at 100 F Street, N.E., Washington, D.C.20549-4644.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products